Exhibit 99.5

Certification of Principal Financial Officer Pursuant to Section 302

of the Sarbanes-Oxley Act of 2002

I, Mark Vendetti, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Glass House Brands Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

Date: March 31, 2022

By:	/s/ Mark Vendetti
Name: Mark Vendetti
Chief Financial Officer